Contact

www.linkedin.com/in/bradhellerphd
(LinkedIn)

Top Skills

Molecular Biology

Cell Culture

Cell Biology

Languages

English (Native or Bilingual)

Publications

microRNA-mediated repression
of rolled leaf1 specifies maize leaf
polarity

SNX5 targets a monoamine
transporter to the TGN for assembly
into dense core vesicles by AP-3

Functionally distinct PI 3-kinase
pathways regulate myelination in the
peripheral nervous system.

Validation and promise of a
TCR mimic antibody for cancer
immunotherapy of hepatocellular
carcinoma

Patents

RAF-DEGRADING CONJUGATE
COMPOUNDS

Cells Expressing Chimeric Antigen
Receptors and Chimeric Stimulating
Receptors and Uses Thereof

Brad Heller

Founder at Achieve Clinics
Los Angeles, California, United States

Experience

Achieve Clinics
Founder
May 2021 - Present (2 years 5 months)

Eureka Therapeutics, Inc
Scientist
June 2018 - May 2021 (3 years)
Emeryville, CA

-Co-invented technologies that dramatically improved our core TCR/CAR-T
platform
-Developed new assays that reveal previously unknown facets of our
technology's mechanism of action
-Manufactured T cells at scale to enable in vitro functional experiments
-Advanced pipeline projects using new and established high-throughput
methods based on FACS, ELISA and Luminex technologies
-Contributed to the cross-functional teams empowered to advance pipeline
projects to the clinic

Stealth Mode Subsidiary of BridgeBio Pharma
Senior Scientist
May 2017 - March 2018 (11 months)
San Francisco, CA

-Developed novel high-throughput cell based assays able to identify which
candidate molecules functioned on-mechanism in the search for a PROTAC
that degrades the C-Raf protein.

-Communicated results of assays to a diverse team of chemists and
biochemists to inform the structure activity relationship and drive the drug
discovery process.

-Directly managed a research associate to increase cell-based assay
throughput and enhance tissue culture capacity

-Managed multiple workflows at diverse contract research organizations including WuXi, DC3, Genscript and the UCSF Core Facilities

UCSF
Postdoctoral Fellow
February 2014 - May 2017 (3 years 4 months)
Department of Neurology

-Completed postdoctoral training with Prof. Robert Edwards, studying how the exocytosis of synaptic vesicles and dense core vesicles is regulated in neurons and endocrine cells.

-Utilized CRISPR/Cas9 and FACS technology to generate multiple homozygous knockout PC12 cell lines in order to investigate dense core vesicle biogenesis

-Devised and optimized cell-based assays to study membrane protein trafficking involving metabolic labeling, cell fractionation, intracellular compartment immunoisolation and high-speed live imaging via superecliptic pHluorins

-Discovered that the BAR-domain protein PICK1 and the adaptor protein complex AP-3 participate sequentially in the trafficking of essential membrane proteins to dense core vesicles

-Developed preliminary data into a submitted manuscript in just 2.5 years

NYU Langone Medical Center
Graduate Student
September 2006 - January 2014 (7 years 5 months)
Greater New York City Area

- Obtained doctoral training in classical cell biology under Prof. James Salzer, gaining specialized experience in primary cell culture techniques with neurons and glia.

- Organized complex international collaborations to obtain reagents (including 11 mouse models) from groups in Australia, the United Kingdom, Italy and Germany.

- Discovered a new laminin signaling pathway and determined that its function is to act as a brake on peripheral myelination at late stages of development.

- Characterized a novel mechanism of PI 3-kinase activity in which its function is spatially compartmentalized in the Schwann cell to carry out opposing effects at different times.

Education

Princeton University
A.B., Molecular Biology and Neuroscience · (2001 - 2005)

New York University
PhD, Molecular Neurobiology · (2005 - 2012)